Exhibit 99.4

Brookfield Infrastructure Partners L.P.

The following table reconciles net income to adjusted net operating income for the periods indicated:

	Three months ended September 30, 2008		Nine months ended September 30, 2008
Millions (except for per unit amounts), unaudited	Total	Per unit	Total	Per unit
Net income (loss)	$(1.4)	$(0.0)	$6.5	$0.2
Add back or deduct the following:
Depreciation, depletion and amortization	13.3	0.3	38.5	1.0
Deferred taxes	(4.3)	(0.1)	(12.9)	(0.3)
Income from predecessor company	—	—	(2.6)	(0.1)
Other non-cash items	5.5	0.1	15.4	0.5

Adjusted net operating income	$13.1	$0.3	$44.9	$1.3

Brookfield Infrastructure Partners L.P.

The following table reconciles net income to adjusted net operating income for the periods indicated:

	Three months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2008		Nine months ended September 30, 2007
Millions (except for per unit amounts), unaudited	Total	Per unit	Total	Per unit	Total	Per unit	Total	Per unit
Net income	$(1.4)	$(0.0)	$5.3	$0.1	$6.2	$0.2	$11.3	$0.3
Add back or deduct the following:
Depreciation, depletion and amortization	13.3	0.3	12.5	0.3	41.0	1.0	33.6	0.8
Deferred taxes	(4.3)	(0.1)	(4.7)	(0.1)	(14.2)	(0.4)	(1.6)	(0.0)
Other non-cash items	5.5	0.1	4.3	0.1	19.2	0.5	4.3	0.1

Adjusted net operating income	$13.1	$0.3	$17.4	$0.4	$52.2	$1.3	$47.6	$1.2